Exhibit 2

TAT Technologies Ltd.
 P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
 DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Adv. Idan Lidor, and Adv. Shachar Hananel or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, on June 23, 2019 at 17:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 1 through 5.

A shareholder’s proxy card must be received by the Company no later than June 23, 2019, 13:00 P.M. Israel time; otherwise it shall not be valid at the Meeting.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WITH RESPECT TO ITEMS 3, 4 AND 5, WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE PROPOSALS SET FORTH IN ITEMS 3, 4 AND 5. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 3, 4 AND 5, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO SUCH ITEM.

Item No.1
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Item No. 2
Approval of the re-election of each of Mr. Amos Malka, Mr. Ron Ben Haim, Mr. Amiram Boehm and Ms. Dafna Gruber (Independent Director), to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders.
VOTE FOR EACH DIRECTOR SEPARATELY.

		FOR	AGAINST	ABSTAIN
	I. Mr. Amos Malka	☐	☐	☐
	II. Mr. Ron Ben Haim	☐	☐	☐
	III Mr. Amiram Boehm	☐	☐	☐
	IV Ms. Dafna Gruber	☐	☐	☐

Item No. 3	Renewing the Company's Compensation Policy for an additional three (3) years under the current principles, terms and conditions.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the approval of the Item No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 3).	YES	NO
		☐	☐

Item No. 4
Approval of the re-election of Mr. Aviram Halevi to serve as an external director in the Company for an additional three (3) years term commencing on the date of his election at the meeting and approval of his recompense.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the approval of the Item No. 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 4).	YES	NO
		☐	☐

Item No. 5	Approval to renew grant letters of indemnification by the Company to its Directors’ associated with the controlling shareholder.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the approval of the Item No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 5)	YES	NO
		☐	☐

PLEASE INDICATE ON THE FOLLOWINGS:
Are you the Controlling shareholder of the Company (with respect to Items 3, 4 and 5)?	YES	NO
	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 23, 2019, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual and special general meeting or any adjournments thereof.

Signature _________          Date _________ 2019.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.